UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C.  20549

                        FORM 10 - SB


    GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                      BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                        TERENCENET, INC.
      (Name of Small Business Issuers in its charter)

           NEVADA                        91-2079553
(State of other jurisdiction         (I.R.S. Employer
             of                   Identification Number)
incorporation or organization

  500 North Rainbow Boulevard,            89107
   Suite 300, Las Vegas, NV
    (Address of principal               (zip code)
     executive offices)

Issuer's telephone number: (772) 429-1401

Securities to be registered under section 12(b) of the Act:
None

Securities to be registered under section 12(g) of the Act:

20,000,000 shares of Common Stock, par value $0.001 - As of
March 31, 2002, the Company has 6,403,750 shares of Common
Stock issued and outstanding

5,000,000 shares of Preferred Stock, par value $0.001 - As of March 31, 2002, the Company has no shares of Preferred
Stock issued and outstanding



PAGE-1-




                      TABLE OF CONTENTS

PART I - ITEM 1. DESCRIPTION OF BUSINESS                      4

Intellectual Properties                                       6

 RISK FACTORS                                                 9

PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
PLAN OF OPERATIONS                                           14

PART I - ITEM 3. DESCRIPTION OF PROPERTY                     20

PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
OWNERS AND MANAGEMENT                                        20

PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
AND CONTROL PERSONS                                          21

PART I - ITEM 6. EXECUTIVE COMPENSATION                      22

PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
TRANSACTIONS                                                 23

PART I - ITEM 8.  DESCRIPTION OF SECURITIES                  24

PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS                                          25

PART II - ITEM 2. LEGAL PROCEEDINGS                          26

PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE           26

PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES   26

PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS  28

PART F/S. FINANCIAL STATEMENTS                               32

PART III - ITEM 1.  EXHIBITS                                 42



PAGE-2-



          PART I - ITEM 1. DESCRIPTION OF BUSINESS

BUSINESS DEVELOPMENT

TerenceNet, Inc. was incorporated in Nevada on October
11, 2000. Since our inception we have devoted our activities to the following:

  *    Raising capital;

  * Establishing our web site development, hosting and related business; and

  *    Developing markets for the services we offer.

We have never been the subject of any bankruptcy or receivership action. We have had no material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets outside the ordinary course of business.

We have conducted our operations since October 2000. Since inception through December 31, 2001, we generated $234,669 in total revenue and had a loss of $74,442.
We provide e-business consulting, business deployment, custom web site and web-based software development, and e-business research and testing services to small and medium-size businesses.

We assist companies to formulate comprehensive e-business strategies. Elements of this comprehensive solution include:

  * Development of web sites and applications that achieve growth for the Company's customers,
  * Provision of research and analysis exploring feasibility, online media, promotion and branding solutions, and
  *    Deployment strategies.

Products and Services

Our initial product and service categories include:

  *    General Web Design
  *    Web Site Design

          Design and development of custom web sites with original graphics and innovative layouts

  *    Web Site Hosting

          Hosting of customers' websites



PAGE-3-



  *    Web Site Maintenance

          Maintenance of customers' websites

  *    Web and Computer Programming

          Design and development of database driven applications, such as information sharing platforms

  *    Marketing and Advertising

          Development and deployment of marketing strategies and plans via the
          Internet to assist customers generate leads, close sales, and maintain customer relationships

  *    Search Engine Placement Services

          Creation of websites that have efficient navigation, utilizing interactive databases, thus increasing the likelihood of being found at or near the top of search engines.

  *    Web and Computer Consulting

          Business advisory and training services to identify profitable and practical ways for a customer to improve business efficiency using the Internet as the primary medium

We have designed, built and currently maintain over 250 web sites for companies around the country. Additionally, we manage over 650 domain names for companies. Our domain name management services consist of domain name registration, billing and payment of domain names, prevention from expiration, and monitoring to ensure no unauthorized changes are made to the domain name records.

Industry Analysis

The Internet is becoming an integral part of many people's lives. Individuals and businesses are increasingly using the Internet to find information, communicate and conduct business. International Data Corporation estimates that the number of Internet users worldwide will grow from an estimated 142 million at the end of 1998 to approximately 500 million at the end of 2003. Also, according to IDC, worldwide commerce conducted over the Internet totaled approximately $50 billion in 1998, with the business to business market accounting for $35 billion and the consumer market accounting for $15 billion. The overall market is projected to exceed $1.3 trillion by the end of 2003.



PAGE-4-



Marketing

We market our products and services through direct sales.
We also advertise our products and services through several media sources.

We utilize the virtual sales channel, the Internet, to attract clients from around the globe. We are a member of ProSavvy.com, formerly known as PenGroup.com. ProSavvy.com is an online marketplace, open to qualified members only.
Prosavvy.com promotes the interaction of clients having projects with contract vendors. Each vendor is required to complete a series of benchmarking and quality assurance tests.

In addition, we were recently selected by elance.com, a global services marketplace, to participate in its satisfaction guarantee program. Guaranteed service providers have a record of high feedback and client satisfaction, and have agreed to the terms of the program.
Specifically, we were selected in the top 20 Web Designers category, the top 10 Business Strategy and Writing and Translation categories. We utilize elance.com as a channel to procure new projects and customers.

INTELLECTUAL PROPERTIES

Our primary intellectual properties consist of our Internet domain names:

  *    Terencenet.com
  *    Breakthepattern.com

Material Contracts

Interbasix, Inc. is a web development firm located in Vero Beach, Florida that services approximately 60 customers. We exclusively provide outsourced development, hosting, domain name management, consulting, and customer support services to Interbasix and the customers of Interbasix. The agreement is informal and services are rendered and paid for on an as-needed basis. During our fiscal year ended December 31, 2001, Interbasix accounted for $26,584.54 or 20.3% of our total revenues. We anticipate that they will account for 18% of our revenues this fiscal year.

We provide Internet marketing, consulting, and domain name management to America's Favorite Golf Schools and its affiliate, U.S. Golf Teachers Federation. We oversee the functionality of their Internet modules, management of web site content, and Internet media buying services. During our fiscal year ended December 31, 2001, America's Favorite
Golf Schools accounted for $22,213.55 or 16.9% of our total revenues. We anticipate that they will account for 15% of our revenues this fiscal year.

Future Plans

During the next 12 months we anticipate taking the following steps to develop our business:



PAGE-5-



Milestone or      Expected     Date When Step      Cost of
    Step          Manner of       Should be       Completion
                  Occurrence or    Accomplished
                  Method of
                  Achievement
-----------------------------------------------------------------
Launch of new     Structure      2 - 3 months      $2,500
corporate web     content,
site              develop
                  database
                  scheme,
                  finalize
                  graphic
                  concepts

Hire              Interview      3 - 5 months      $5,000
marketing         marketing
firm/agency       firms,
to assist in      establish
marketing         tentative
efforts           marketing
                  objectives

Reach             Use existing   9-12 months       $100,000
$225,000 in       customer base
annual sales      to cross-                        We estimate
                  sell/up-sell                     that the time
                  related                          invested in
                  domain name                      presenting
                  management                       new products
                  and security                     to existing
                  products;                        customers,
                  acquire new                      including
                  contracts                        cost of
                  through our                      purchasing
                  current                          solutions for
                  avenues of                       clients, and
                  lead                             cost of
                  generated and                    marketing and
                  by                               to and
                  implementing                     acquiring new
                  an aggressive                    customers
                  marketing                        will consume
                  plan.                            approximately
                                                   $100,000 in
                                                   an effort to
                                                   reach our
                                                   specified
                                                   sales goal.
-----------------------------------------------------------------

If any of the steps above are not completed as presented in the preceding milestone table, it could prevent the company from generated additional revenue through the new, corporate web site which will have several e-commerce elements designed to generated new sources of revenue; prevent the company from marketing to new customers; and subsequently prevent company from meeting anticipated sales goals.

We do not anticipate the need for outside funding at this time. On February 28, 2002, we completed a Nevada state-registered 504 offering which was successful in raising $105,375 in capital. We also feel confident that we will be able to continue to internally fund our operations from internal cash flow. Also, as of December 31, 2001, we had $19,286 in current accounts receivable that we feel we could factor with a financial institution or sell to a receivables management firm should we require additional capital.



PAGE-6-



Competition

We compete with various types of providers of Internet professional services. The market for these services has grown dramatically in recent years as a result of the increasing use of the Internet by businesses for communication, marketing and information dissemination to their customers, suppliers, business partners and employees. Our market is intensely competitive, highly fragmented and subject to rapid technological change.

We expect competition to persist and intensify in the future. Our current and potential competitors include:

  * Internet professional services firms, such as iXL, Organic Online, Proxicom, Razorfish, Scient, USWeb/CKS and Viant;
  * traditional strategic consulting firms, such as Booz-Allen & Hamilton, Boston Consulting Group and McKinsey;
  * Interactive advertising agencies, such as Modem Media.Poppe Tyson and OgilvyOne;
  * Professional services groups of computer equipment companies, such as Hewlett-Packard and IBM; and
  * Traditional systems integrators, such as Andersen Consulting, Cambridge Technology Partners, EDS and Sapient

We believe that the principal competitive factors pervading in the market are:

  *    Breadth and integration of service offerings;
  *    Cost and quality of service;
  *    Client relationships;
  *    Technical knowledge and creative skills;
  *    Reliability;
  *    Ability to attract and retain quality professionals;
  *    Brand recognition;
  *    Reputation; and
  *    Vertical industry knowledge.

We believe that we compete favorably with respect to these factors. Our proven track record of customer successes and references, reasonable cost compared to competition, superior client relationships and service, and overall ability are comparable to any of our competition.

Employees

We currently have two full time employees, our CEO, Terence
Channon and our Secretary, John Willbur.



PAGE-7-



Reports to Shareholders

As a result of this filing, we will become subject to the information and reporting requirements of the Securities
Exchange Act of 1934 and will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

Where You Can Find Additional Information

For further information about us, please refer to this registration statement and the exhibits thereto. This registration statement and exhibits may be inspected, without charge, and copies may be obtained at prescribed rates, at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. This registration statement and other information filed with the SEC is also available at the web site maintained by the SEC at http://www.sec.gov.

RISK FACTORS

Our poor financial condition means that you will be unable to determine whether we will ever become profitable.

We have conducted our operations since October 2000. Since inception through December 31, 2001, we generated $234,669 in total revenue and had a loss of $74,442. At December 31, 2001 our current cash resources of $19,381, including cash and receivables were not sufficient to satisfy our cash requirements of $37,510 over the next twelve months. In addition, we estimate our business needs an additional $107,500 cash infusion to fund our expansion plans for the next 12 months. We anticipate that we will fund internally through internal cash flow, proceeds from a Nevada-state registered 504 offering, and receivables management, if necessary.
In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Our poor financial condition could inhibit our ability to achieve our business plan, because we are currently operating at a substantial loss with limited operating history and revenues, an investor cannot determine if we will ever become profitable.

Because our planned growth is contingent upon receiving additional funding, you will be unable to evaluate whether our business will be successful.

Our business development is contingent upon raising debt or equity funding. We have no sources of funding identified. You must consider the risks, difficulties, delays and expenses frequently encountered by development stage companies in our business, which have little or no operating history, including whether we will be able to overcome the following challenges:



PAGE-8-



  * Inability to raise necessary revenue to operate for the next 12 months or thereafter
  * Advertising and marketing costs that may exceed our current estimates
  *    Unanticipated development expenses
  * Our ability to generate sufficient revenues to offset the substantial costs of operating our business

Because significant up-front expenses, including advertising, sales, and other expenses are required to develop our business, we anticipate that we may incur losses until revenues are sufficient to cover our operating costs. Future losses are likely before our operations become profitable. As a result of our lack of operating history, you will have no basis upon which to accurately forecast our:

  *    Total assets, liabilities, and equity
  *    Total revenues
  *    Gross and operating margins
  *    Labor costs

Accordingly, the proposed business plans described in this registration statement may not either materialize or prove successful and we may never be profitable.
Also, you have no basis upon which to judge our ability to develop our business and you will be unable to forecast our future growth.

We depend heavily on informal arrangements with our customers which may reduce our revenues.

We depend heavily on informal arrangements with our customers, including our two major customers. We typically complete the work and bill and do not always get a formal authorization. Furthermore, many of our agreements do not extend over long periods of time, giving the customer the ability to cancel a contract at anytime. Because of this nature of our contracts, it could be difficult to enforce the contracts should an incident arise regarding failure to pay or failure to complete work at hand. This potentially leaves us vulnerable to client fall-out which could reduce our revenues.

The loss of our two major customers would reduce our revenues.

During the fiscal year ended December 31, 2001, our two major customers Interbasix, Inc. and America's Favorite Golf
Schools and its affiliate, U.S. Golf Teachers Federation accounted for our total revenues as follows:

  * Interbasix accounted for $26,584.54 or 20.3% of our total revenues. We anticipate that they will account for 18% of our revenues this fiscal year.

  *    America's Favorite Golf Schools accounted for
     $22,213.55 or 16.9% of our total revenues. We anticipate that they will account for 15% of our revenues this fiscal year.



PAGE-9-



If substantial numbers of our website users lose connection to our website, we will lose potential customers and fail to develop repeat business which will reduce our revenues.

Although we will test our website for errors and attempt to identify any bugs or errors, our site may contain the following problems leading to interruptions in our business:

  *    Undetected errors or bugs
  *    Inability of our server to handle peak loads
  *    Systems failures by our Internet service provider
  *    Inactivity by users for periods while remaining on-line

Repeated disruptions due to such errors or even one disruption may dissuade users from ever using our services again. Accordingly, if we fail to develop effective systems to detect such errors or guard against such errors and there are substantial interruptions, we will be unsuccessful at developing business, and our potential revenues will be reduced.

Our vulnerability to security breaches, glitches and other computer failures could harm our future customer relationships, our ability to establish our future customer base.

We will offer our services through our Internet site. The secure transmission of confidential information over public networks is a critical element of our operations. A party who is able to circumvent security measures could misappropriate proprietary information or cause interruptions in our operations. If we are unable to prevent unauthorized access to our users' information and transactions, our customer relationships will be harmed. Although we intend to implement industry-standard security measures, these measures may not prevent future security breaches. Heavy stress placed on our systems could cause systems failures or operation of our systems at unacceptably low speeds.

Our officers and directors can exert control over matters requiring stockholder approval.

Our officers and directors beneficially owns approximately
75.8% of our outstanding common stock. This individual will be able to significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying, deterring or preventing a change in control and may make some transactions more difficult or impossible without the support of these stockholders.



PAGE-10-



Our management decisions are made by our founder and CEO, Terence Channon; if we lose his services, our revenues may be reduced.

Our business has been managed by Mr. Terence Channon, our founder and CEO. The success of our business is dependent upon the expertise of Mr. Terence Channon, our founder and CEO. Because Mr. Channon is essential to our operations, you must rely on his management decisions. We have not entered into any agreement with Mr. Terence Channon that would prevent him from ceasing to provide services to our company, nor have we obtained any key man life insurance relating to him. If we lose his services, we may not be able to find management with comparable experience. As a result, the loss of Mr. Terence Channon's services could reduce our revenues.

We are authorized to issue preferred stock which, if issued, may adversely affect or reduce the market price of our common stock.

Our directors are authorized by our articles of incorporation to issue shares of preferred stock without the consent of our shareholders. Our preferred stock, when issued, may rank senior to common stock with respect to payment of dividends and amounts received by shareholders upon liquidation, dissolution or winding up. Our directors will set such preferences. The issuance of such preferred shares and the preferences given the preferred shares, do not need the approval of our shareholders. The existence of rights, which are senior to common stock, may reduce the price of our common shares. We do not have any plans to issue any shares of preferred stock at this time.

Because our common stock is considered a penny stock, our common stock is considered a high-risk investment and is subject to restrictions on marketability; you may be unable to sell your shares.

If our common stock becomes tradable in the secondary market, we may be subject to the penny stock rules adopted by the Securities and Exchange Commission that require brokers to provide extensive disclosure to its customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities. For additional details concerning the disclosure requirements under the penny stock rules, see the section entitled Penny Stock Considerations below.

Certain Nevada corporation law provisions could prevent a potential takeover of us which could adversely affect the market price of our common stock or deprive you of a premium over the market price.

We are incorporated in the State of Nevada. Certain provisions of Nevada corporation law could adversely affect the market price of our common stock. Because Nevada corporation law requires board approval of a transaction involving a change in our control, it would be more difficult for someone to acquire control of us. Nevada corporate law also discourages proxy contests making it more difficult for you and other shareholders to elect directors other than the candidate or candidates nominated by our board of directors. Our articles of incorporation and by-laws contain no similar provisions.



PAGE-11-



Shares eligible for future sales under Rule 144 or 144A if sold could reduce the market price of our shares.

There are 928,750 shares of our common stock held by non-affiliates and 5,470,000 shares of our common stock held by affiliates that Rule 144 of the Securities Act of 1933 defines as restricted securities. No shares have been sold pursuant to Rule 144 of the Securities Act of 1933. Of the shares owned by non-affiliates, all are currently freely transferable. The remaining shares may be resold under Rule
144. However, 4,833,000 of the shares held by affiliates and former affiliates are subject to a lock up letter restricting their resale until the earlier of:

  *    February 3, 2004;
  * When the Company's stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
  * The shares are listed on the NASDAQ Small Cap or higher market; or
  * We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

In general, under Rule 144 as currently in effect, any of our affiliates and any person or persons whose sales are aggregated who has beneficially owned his or her restricted shares for at least one year, may be entitled to sell in the open market within any three-month period a number of shares of common stock that does not exceed the greater of (i) 1% of the then outstanding shares of our common stock, or (ii) the average weekly trading volume in the common stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also affected by limitations on manner of sale, notice requirements, and availability of current public information about us. Non-affiliates who have held their restricted shares for one year may be entitled to sell their shares under Rule 144 without regard to any of the above limitations, provided they have not been affiliates for the three months preceding such sale.

Further, Rule 144A as currently in effect, in general, permits unlimited resales of restricted securities of any issuer provided that the purchaser is an institution that owns and invests on a discretionary basis at least $100 million in securities or is a registered broker-dealer that owns and invests $10 million in securities. Rule 144A allows our existing stockholders to sell their shares of common stock to such institutions and registered broker-dealers without regard to any volume or other restrictions. Unlike under Rule 144, restricted securities sold under Rule 144A to non-affiliates do not lose their status as restricted securities.

As a result of the provisions of Rule 144 and Rule 144A, all of the restricted securities could be available for sale in a public market, if developed, beginning 90 days after the effective date of this registration statement. The availability for sale of substantial amounts of common stock under Rule 144 and Rule 144A could reduce prevailing market prices for our securities.



PAGE-12-



SPECIAL INFORMATION REGARDING FORWARD LOOKING STATEMENTS

Some of the statements in this registration statement are "forward-looking statements." These forward-looking statements involve certain known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, among others, the factors set forth above under "Risk Factors." The words "believe," "expect," "anticipate," "intend," "plan," and similar expressions identify forward-looking statements. We caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update and revise any forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements in this document to reflect any future or developments. However, the Private Securities Litigation Reform Act of 1995 is not available to us as a non-reporting issuer.

  PART I - ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND
                     PLAN OF OPERATIONS


TerenceNet, Inc. was incorporated in Nevada on October
11, 2000. Since our inception we have devoted our activities to the following:

  *    Raising capital;

     During February 2002, we completed an offering that was registered with the State of Nevada pursuant to NRS
     90.490 and was exempt from federal registration pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. As of March 1, 2002, we have sold 1,053,750 shares of our common stock at a price of $0.10 per share for total cash of $105,375.

  * Establishing our web site development, hosting and related business; and

     We have established our business by purchasing software used for web development and graphic designing, Macromedia Dreamweaver, Macromedia
     Flash, Macromedia Fireworks; establishing relationships with web hosting providers such as Interland, Inc., INTENSEInfo, Inc., Absolute
     Networks, Inc. to provide the infrastructure and bandwidth for hosting our customer's sites;



PAGE-13-



     establishing a relationship with Bulk Register to allow for discounted, wholesale pricing of domain name registrations; established relationships with a network of reliable and skilled subcontractors and off-shore development firms to handle advanced application programming work remotely at greatly reduced cost to us and our customers; continued education by reading magazines, periodicals, case studies, reports, and white papers on Internet strategy, development, and demographics published by companies which include, but are not limited to, VeriSign, Inc., Agency.com, NUA.Net Internet
     Surveys, Digitrends.net, eBusiness Advisor,
     InternetWeek, The Industry Standard, and Inforte,
     Inc.; familiarizing ourselves with domain name information modification processes set forth by VeriSign and ICANN; familiarizing ourselves with affiliate marketing tools and solutions; and familiarizing ourselves with traditional marketing methods, business process analyses, and legal processes

  *    Developing markets for the services we offer.

     We have developed markets for our services by encouraging referrals from our customers, marketing our services to larger web development companies and ad agencies as a provider of outsourced Internet development and management solutions, utilized third-party lead generation services and networks, such as ProSavvy.com and Elance.com, and joined professional organizations, such as the St. Lucie Chamber of Commerce.

We provide e-business consulting, business deployment, custom web site and web-based software development, and e-business research and testing services to small and medium-size businesses.

During the fiscal year ended December 31, 2001, our two major customers Interbasix, Inc. and America's Favorite Golf
Schools and its affiliate, U.S. Golf Teachers Federation accounted for our total revenues as follows:

  * Interbasix accounted for $26,584.54 or 20.3% of our total revenues. We anticipate that they will account for 18% of our revenues this fiscal year.

  *    America's Favorite Golf Schools accounted for
     $22,213.55 or 16.9% of our total revenues. We anticipate that they will account for 15% of our revenues this fiscal year.



PAGE-14-



COMPARATIVE FINANCIAL RESULTS

December 31, 2001 vs. December 31, 2000
----------------------------------------

Income        Year end      Amount     Percentage    Analysis of
Statement    December 31    increase   increase      trend and
           --------------   (decrease) (decrease)    reasons
            2001    2000
-----------------------------------------------------------------
Revenues:

Total    $131,109  $103,560  $27,539     26.7%    Securing of
Revenue                                           several new
                                                  clients in 2001
                                                  as compared to
                                                  2000 and the
                                                  ability to
                                                  cross-sell
                                                  additional
                                                  products and to
                                                  existing
                                                  customers with
                                                  a more solid
                                                  base of
                                                  customers in
                                                  terms of
                                                  numbers
                                                  compared to
                                                  2000.  We
                                                  expect to
                                                  increase
                                                  revenues in
                                                  2002.
-----------------------------------------------------------------
TOTAL    $131,109  $103,560  $27,539     26.7%
REVENUES
-----------------------------------------------------------------
Operating
Expenses:

General, $158,902  $146,183  ($12,719)   (8.7%)   Reduction of
Selling,                                          costs through
& Admin                                           improved
                                                  relationships
                                                  with vendors,
                                                  delivering a
                                                  greater volume
                                                  of work to
                                                  lower-cost
                                                  offshore
                                                  development
                                                  centers,
                                                  reduced cost of
                                                  domain name
                                                  management.
                                                  and
                                                  a decline in
                                                  expenses in
                                                  consulting
                                                  fees.
                                                  Offset by
                                                  increased
                                                  bonuses for
                                                  management due
                                                  to securing of
                                                  higher-margin
                                                  consulting
                                                  engagements.
                                                  We expect to
                                                  continue a
                                                  similar
                                                  payment/compens
                                                  ation schedule
                                                  for officers
                                                  for the
                                                  foreseeable
                                                  future.
-----------------------------------------------------------------



PAGE-15-


-----------------------------------------------------------------
Depreciation  $2,997   $749       $2,248   300%   Accelerated
                                                  deprecation of
                                                  office
                                                  equipment in
                                                  accordance with
                                                  GAAP.  We
                                                  expect
                                                  depreciation
                                                  expense to
                                                  increase as we
                                                  acquire more
                                                  office
                                                  equipment and
                                                  depreciable
                                                  assets.
-----------------------------------------------------------------
TOTAL    $161,899  $146,932    ($14,976)  (10%)
OPERATING
EXPENSES
-----------------------------------------------------------------

OTHER
EXPENSES

Interest   ($280)      0         ($280)     --    Credit card,
                                                  short-term debt
                                                  interest.  We
                                                  expect to
                                                  eliminate short
                                                  term debt
                                                  interest.
-----------------------------------------------------------------
Net Loss  ($31,070) ($43,372)  $12,302     28%    Attributed to
                                                  greater sales
                                                  and absence of
                                                  one-time
                                                  acquisition
                                                  charge.
-----------------------------------------------------------------


During the following periods, the following sales and percentage of sales were provided by our various product lines:


10/01/01 - 12/31/01  Sales              Percentage of Total
-----------------------------------------------------------------
Web Site Design      $8,202             25.2%

Web Site Hosting     $3,425             10.5%

Web Site             $3,100             9.5%

Maintenance
Web and Computer     $8,723             26.8%
Programming

Marketing and        $282               0.9%
Advertising

Search Engine        $6,901             21.2%
Placement Services

Web and Computer     $45                0.1%
Consulting



PAGE-16-



7/01/01 - 9/30/01    Sales              Percentage of Total
-----------------------------------------------------------------
General Web Design   0                  --

Web Site Design      $4,088             14.7%

Web Site Hosting     $2,348             8.4%

Web Site             $3,436             12.3%
Maintenance

Web and Computer     $9,938             35.7%
Programming

Marketing and        $444               1.6%
Advertising

Search Engine        $7,400             26.6%
Placement Services

Web and Computer     $67                0.2%
Consulting


4/01/01 - 6/30/01    Sales              Percentage of Total
-----------------------------------------------------------------
General Web Design   0                  --

Web Site Design      $1,540             6.4%

Web Site Hosting     $6,115             25.7%

Web Site             $1,120             4.7%
Maintenance

Web and Computer     $11,124            46.7%
Programming

Marketing and        $689               2.9%
Advertising

Search Engine        $3,124             13.1%
Placement Services

Web and Computer     $200               0.8%
Consulting


1/01/01 - 3/31/01    Sales              Percentage of Total
-----------------------------------------------------------------
General Web Design   0                  -

Web Site Design      $7,850             25.2%

Web Site Hosting     $3,036             9.7%

Web Site             $647               2.1%
Maintenance

Web and Computer     $11,158            35.8%
Programming

Marketing and        0                  -
Advertising

Search Engine        $5,013             16.1%
Placement Services

Web and Computer     $3,450             11.1%
Consulting


Liquidity and Capital Resources

Cash flow used in operating activities during the year ended
December 31, 2001 was $4,474.   Net financing activities
provided nothing during that period. Investing activities diromg that period used $1,750 to finance the purchase of marketable securities.

Cash and cash equivalents, marketable securities, accounts receivable and other current assets at the period ended of December 31, 2001 amounted to $27,815. Our current assets for the period ended of December 31, 2001 are higher than our current liabilities by $16,831. We have no commitments for capital expenditures as of the period ended of December
31, 2001.



PAGE-17-



We have generated $234,669 in total revenue and had a loss of $74,442. At December 31, 2001 our current cash resources of $19,381, including cash and receivables were not sufficient to satisfy our cash requirements of $37,510 over the next twelve months. In addition, we estimate our business needs an additional $107,500 cash infusion to fund our expansion plans for the next 12 months. We anticipate that we will fund internally through internal cash flow, proceeds from a Nevada-state registered 504 offering, and receivables management, if necessary. On February 28, 2002, we completed a Nevada state-registered 504 offering which was successful in raising $105,375 in gross proceeds.

We estimate our business needs $107,500 to fund our expansion plans for the next 12 months which we will fund internally through cash flow, proceeds from the Nevada-state registered 504 offering, and receivables management, if necessary.
In order to become profitable, we may still need to secure additional debt or equity funding. We hope to be able to raise additional funds from an offering of our stock in the future. However, this offering may not occur, or if it occurs, may not raise the required funding. There are no preliminary or definitive agreements or understandings with any party for such financing.

Future Plans

Our losses from operations are primarily attributable to start-up fees and processes billed by third-party consultants and the investing in start-up infrastructure, software, and related expenses. To address these causes, we have

  * Focused more on higher-margin consulting and domain name management services, marketed our services to larger web development firms and advertising agencies in an effort to reduce customer acquisition costs,
  * Established a bandwidth solution with a fixed monthly rate for services rather than incremental costs, and
  * Utilized offshore development, where appropriate to reduce development costs

We will continue to increase focus as a business-to-business, third party service rather than a front-end, retail orientated business. The probable impact will be a reduction in marketing expenses as we have found the cost of marketing to companies as a third-party is less than that of marketing to the retail segment of the population. We
acknowledge that this may impact our retail services.   We
will place a greater focus on business-to-business consulting and will need to expand the skills horizon of our staff to deal with the needs of out target customers.

Specifically, in the next 12 months we intend to:

  *    Launch of new corporate web site
  * Hire marketing firm/agency to assist in marketing efforts
  * Reach $225,000 in annual sales by using existing customer base to cross-sell/up-sell related domain name management and security products; acquire new contracts through our current avenues of lead generated and by implementing an aggressive marketing plan

We anticipate we can fund the anticipated $107,500 in costs to do so from internal cash flow plus currently available cash resources and accounts receivable.



PAGE-18-



          PART I - ITEM 3. DESCRIPTION OF PROPERTY

We occupy 200 square feet of office space at 6 Ave A, Ft.
Pierce, FL 34950.  Our telephone number is (772) 429-1401.
We space on a month-to-month basis from the City of Fort
Pierce at the rate of $475.00 per month. There is a $30.00 utilities surcharge and 6.5% ($32.83) sales tax is added to the subtotal of $505.00.

We believe that our facilities are adequate to meet our current needs. However, as we continue to implement our business plan, we may need to relocate our headquarters office space. We anticipate such facilities are available to meet our development and expansion needs in existing and projected target markets for the foreseeable future.

We do not intent to renovate, improve, or develop properties. We are not subject to competitive conditions for property and currently have no property to insure. We have no policy with respect to investments in real estate or interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

  PART I - ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                    OWNERS AND MANAGEMENT

The following tables set forth the ownership, as of the date of this registration statement, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. To the best of our knowledge, the persons named have sole voting and investment power with respect to such shares, except as otherwise noted. There are not any pending or anticipated arrangements that may cause a change in control of our company.

   Name and Address        Number of Shares Percentage
   --------------------------------------------------------
   Terence Channon         4,485,000           70.0
   500 Rainbow Blvd
   Ste 300
   Las Vegas, NV 89107

   John Willbur            226,000             3.5
   500 Rainbow Blvd
   Ste 300
   Las Vegas, NV 89107

   David Willbur, Jr.      145,000             2.3
   500 Rainbow Blvd
   Ste 300
   Las Vegas, NV 89107

   All officers and        4,856,000           75.8
   directors as a group
   [3 persons]

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, it believes that each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Applicable percentages are based upon 6,403,750 shares of common stock outstanding as of March 31, 2002.



PAGE-19-



   PART I - ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                     AND CONTROL PERSONS

The board of directors elects our executive officers annually. A majority vote of the directors who are in office is required to fill vacancies. Each director shall be elected for the term of one year, and until his successor is elected and qualified, or until his earlier resignation or removal. Our directors, executive officers and key employees are as follows:

          NAME        AGE              POSITION
    ------------------------------------------------------------
     Terence          21   President, Chief  Executive Officer
     Channon               and Director

     John Willbur     21   Secretary and Director

     David G.         52   Director
     Willbur, Jr.

Terence Channon joined us in October 2000 upon our formation. From August, 1999 to October 2000 he was the C.E.O. of TerenceNet (FL) From May 1999 to August 1999 he was the co-founder for St. Lucie Mall.com. From October 1998 to May 1999 he was a student web developer for Stetson University. From September 1998 to October 1998 he was an Internet Marketing Intern at Seagate Software. From May 1998 to August 1998 he was a database programmer for David
G. Willbur Insurance Agency. In May, 2001 he received a B.A. degree in Religious Studies from Stetson University.

John Willbur joined us in October of 2000 upon our formation. From May 2000 to October 2000 he served as a sales associate for Old Navy. From May 1999 to May 2000 he performed and assisted in marketing efforts for Up With
People, an off-Broadway musical. From May 1996 to May 1999 he worked as a task manager for David G. Willbur Insurance
Agency.

Mr. Willbur has served as the President of David G. Willbur Insurance Agency since 1985. From 1976-1985, he worked as an agent at the agency. In 1975, Mr. Willbur received his B.S degree in business from Florida Atlantic University. In 1976, he received his Master's degree in insurance from Georgia State University. He has served as a director and treasurer of the St. Lucie County Chamber of Commerce since 1998.

Directors serve for a one-year term. Our bylaws currently provide for a board of directors comprised of a minimum of two directors.



PAGE-20-



Board Committees

We confirm that we currently have no compensation committee or other board committee performing equivalent functions. Currently, all members of our board of directors participate in discussions concerning executive officer compensation.

Family Relationships

There are no family relationships among our officers and directors.

Legal Proceedings

No officer, director, or persons nominated for such positions, promoter or significant employee has been involved in legal proceedings that would be material to an evaluation of our management.

           PART I - ITEM 6. EXECUTIVE COMPENSATION


Executive Compensation

The following table sets forth compensation paid to Mr.
Channon, our current president and CEO. No other executive officer received compensation in excess of $60,000 during that period.

Name           Position        Year          Compensation
----------------------------------------------------------
Terence        President and   2001          $40,568.57
Channon        CEO
                               2000          $23,611.89

We have informal arrangements with Mr. Channon to receiving
20% of the value of contracts produced plus additional compensation, not to exceed 50% of the total value of the project, depending on the work performed directly by Mr.
Channon.

We have informal arrangements with Mr. John Willbur to be compensated 20% of the value of all new and recurring contracts derived from customers and contracts produced by Mr. John Willbur. From inception in October, 2000 to December 31, 2001, we paid Mr. John Willbur $7,615. In addition, upon formation, we issued Mr. John Willbur 226,000 shares for services as officer and director.



PAGE-21-



     PART I - ITEM 7. CERTAIN RELATIONSHIPS AND RELATED
                        TRANSACTIONS

We issued the following shares to officers, directors and affiliates for the following consideration in October 2001:


Name              Number of      Relationship to    Consideration
                  Shares         Company
-----------------------------------------------------------------------
Terence Channon   4,485,000      Officer/Director   $40,423 of
                                                    assets of
                                                    TerenceNet, Inc.
                                                    (FL), deemed
                                                    distributed to
                                                    shareholders and
                                                    contributed to us
                                                    upon formation (1)
Dave Willbur,Jr.    145,000      Director


John Willbur        226,000      Officer/Director   Services as Officer
                                                    and Director

Chris Wegner        132,500      Employee           Services as Employee


(1) We believe the terms and conditions of this transactions are as favorable as we could have obtained from independent third parties.

Terence Channon, John Willbur and Chris Wegner, a former employee, have agreed to not to sell their common stock until the earlier of:

  *    February 3, 2004;
  * When the Company's stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
  * The shares are listed on the NASDAQ Small Cap or higher market; or
  * We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares.

Other than the above transactions, we have not entered into any material transactions with any director, executive officer, and nominee for director, beneficial owner of five percent or more of our common stock, or family members of such persons. Also, we have not had any transactions with any promoter. We are not a subsidiary of any company.



PAGE-22-



         PART I - ITEM 8.  DESCRIPTION OF SECURITIES

The following description as a summary of the material terms of the provisions of our articles of incorporation and bylaws, is qualified in its entirety. The articles of incorporation and bylaws have been filed as exhibits to the registration statement of which this registration statement is a part.

Common Stock

We are authorized to issue 20,000,000 shares of common stock, par value $0.001. As of March 31, 2002, there were 6,403,750 shares of common stock issued and outstanding that are held by 96 shareholders of record.

Each share of our common stock entitles the holder to one vote, either in person or by proxy, at meetings of the shareholders. The holders are not permitted to vote their shares cumulatively. Accordingly, the holders of a majority of the shares of common stock voting for the election of directors can elect all of the directors. The vote of the holders of a majority of the issued and outstanding shares of common stock is sufficient to make certain fundamental corporate changes such as liquidation, reorganization, merger or an amendment to our articles of incorporation and to authorize, affirm, ratify or consent to these acts or action, subject to the provisions of Nevada law.

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. There are not any provisions in our articles of incorporation or our by-laws that would prevent or delay change in our control.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.001, of which no shares are issued.

Dividend Policy

Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by our board of directors out of funds legally available. We have not paid any dividends since our inception and presently anticipate that all earnings, if any, will be retained for development of our business. Any future disposition of dividends will be at the discretion of our board of directors and will depend upon, among other things, our future earnings, operating and financial condition, capital requirements, and other factors.



PAGE-23-



   PART II - ITEM 1. MARKET FOR COMMON EQUITY AND RELATED
                     STOCKHOLDER MATTERS

Market Information

There is no established public trading market for our securities and a regular trading market may not develop, or if developed, may not be sustained. A shareholder in all likelihood, therefore, will not be able to resell his or her securities should he or she desire to do so when eligible for public resales. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. We have no plans, proposals, arrangements, or understandings with any person with regard to the development of a trading market in any of our securities.

Options, Warrants, Convertible Securities

On February 28, 2002, we issued a total of 105,375 warrants representing underlying common stock to NevWest Securities
Corporation.

  The warrants provide that the holder:

  * May exercise warrants at any time and prior to the expiration date, which is three years from February 28, 2001;

  *    May exercise warrants at a price of $0.11 per share;

  * Is not entitled to vote or receive dividends or be deemed the holder of common stock or any other securities, which may at any time, be issuable on the exercise of the warrants.

  The number and kind of securities purchasable and price to be paid upon exercise will be adjusted upon:

       *    Reclassification or merger,
       *    Subdivision or combination of shares,
       *    Stock dividends and other distributions,
       *    Adjustment of number of shares and
       *    Conversation of shares.

Lock-Up Provisions

4,833,000 of the shares held by Terence Channon, John
Willbur and Chris Wegner, a former employee, are subject to a lock up letter restricting their resale until the earlier of:



PAGE-24-



  *    February 3, 2004;
  * When the Company's stock is traded on the Over-the-Counter Bulletin Board at a average share price of greater than $.10 per share for a minimum of three months;
  * The shares are listed on the NASDAQ Small Cap or higher market
  * We have paid the shareholders who purchased our stock in the registered 504 offering dividends equal to their aggregate purchase price of the shares

Holders

As of the date of this registration statement, we had 96 holders of record of our common stock.

Dividends

We have not declared any cash dividends on our common stock since our inception and do not anticipate paying such dividends in the foreseeable future. We plan to retain any future earnings for use in our business. Any decisions as to future payments of dividends will depend on our earnings and financial position and such other facts as the board of directors deems relevant. We are not limited in our ability to pay dividends on our securities.

             PART II - ITEM 2. LEGAL PROCEEDINGS

We are not aware of any pending or threatened legal proceedings in which we are involved.

     PART II - ITEM 3. CHANGES IN AND DISAGREEMENTS WITH
     ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.


 PART II - ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In connection with our formation, we issued the following shares to the following individuals and entity:



PAGE-25-



Name              Number of      Relationship to    Consideration
                  Shares         Company
-------------------------------------------------------------------------
Terence Channon   4,485,000      Officer/Director   $40,423 of assets of
                                                    TerenceNet, Inc.
                                                    (FL), deemed
                                                    distributed to
                                                    shareholders and
                                                    contributed to us
                                                    upon formation,
                                                    or $.0085 per share

Dave Willbur, Jr.   145,000      Director

Mike Malone         111,500      Shareholder

John Willbur        226,000      Officer/Director   Services as Officer
                                                    and Director
                                                    valued at
                                                    $.10 per share

Chris Wegner        132,500      Employee           Services as
                                                    Employee valued at
                                                    $.10 per share

GoPublicToday.com   150,000      Service            Services
                                 Provider -         at fair
                                 assistance in      market
                                 securing           value
                                 bulletin board     valued at
                                 qualification      $.001 per share

GoPublicToday.com   100,000      Shareholder        Purchase at $.10
                                                    per share

The exemption provided under section 4(2) was available because:

  * None of these issuances involved underwriters, underwriting discounts or commissions.
  * Restrictive legends are placed on all certificates issued.
  * The distribution did not involve general solicitation or advertising.
  * The distributions were made only to insiders, accredited investors or investors who were believed to be sophisticated enough to evaluate the risks of the investment.

On February 28, 2002, we completed a public offering of shares of common stock in accordance with Regulation D, Rule 504 of the Securities Act of 1933, as amended, and the registration by qualification of the offering in the State of Nevada. We sold 1,053,750 shares of common stock at a price of $0.10 per share to approximately 88 unaffiliated and 1 affiliated shareholders. The offering was sold for an aggregate of $105,375 in cash, of which sales commissions totaling $10,442.50 were paid to NevWest Securities.



PAGE-26-



 PART II - ITEM 5. INDEMNIFICATION OF OFFICERS AND DIRECTORS

Our articles of incorporation and by-laws, subject to the provisions of Nevada Law, contain provisions which allow the corporation to indemnify any person under certain circumstances. NRS 78.7502 Discretionary and mandatory indemnification of officers, directors, employees and agents provides as follows:

General provisions.

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.



PAGE-27-



      3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.
      (Added to NRS by 1997, 694)

      NRS 78.751 Authorization required for discretionary indemnification; advancement of expenses; limitation on indemnification and advancement of expenses.

      1.  Any discretionary indemnification under NRS
78.7502 unless ordered by a court or advanced pursuant to subsection 2, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

      (a) By the stockholders;
      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;
      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or
      (d) If a quorum consisting of directors who were not parties to the action, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

      2. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

  3. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section:

      (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses made pursuant to subsection 2, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action.
      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.
      (Added to NRS by 1969, 118; A 1987, 83; 1993, 976;
1997, 706)

      NRS 78.752 Insurance and other financial arrangements against liability of directors, officers, employees and agents.



PAGE-28-



      1. A corporation may purchase and maintain insurance or make other financial arrangements on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise for any liability asserted against him and liability and expenses incurred by him in his capacity as a director, officer, employee or agent, or arising out of his status as such, whether or not the corporation has the authority to indemnify him against such liability and expenses.

      2. The other financial arrangements made by the corporation pursuant to subsection 1 may include the following:

      (a) The creation of a trust fund.
      (b) The establishment of a program of self-insurance.
      (c) The securing of its obligation of indemnification by granting a security interest or other lien on any assets of the corporation.
      (d) The establishment of a letter of credit, guaranty or surety.

No financial arrangement made pursuant to this subsection may provide protection for a person adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable for intentional misconduct, fraud or a knowing violation of law, except with respect to the advancement of expenses or indemnification ordered by a court.

      3. Any insurance or other financial arrangement made on behalf of a person pursuant to this section may be provided by the corporation or any other person approved by the board of directors, even if all or part of the other person's stock or other securities is owned by the corporation.

      4.  In the absence of fraud:

      (a) The decision of the board of directors as to the propriety of the terms and conditions of any insurance or other financial arrangement made pursuant to this section and the choice of the person to provide the insurance or other financial arrangement is conclusive; and
      (b) The insurance or other financial arrangement:

             (1) Is not void or voidable; and
             (2) Does not subject any director approving it to personal liability for his action, even if a director approving the insurance or other financial arrangement is a beneficiary of the insurance or other financial arrangement.

      5. A corporation or its subsidiary which provides self-insurance for itself or for another affiliated corporation pursuant to this section is not subject to the provisions of Title 57 of NRS.
      (Added to NRS by 1987, 80)

Our Articles and By-Laws also provide for indemnification to the fullest extent permitted under Nevada law.



PAGE-29-



With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.


With regard to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the Corporation in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by a controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by us is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such case.






PAGE-30-







               PART F/S. FINANCIAL STATEMENTS


















PAGE-31-



                INDEPENDENT AUDITORS' REPORT

To the Board of Directors
TerenceNet, Inc.
Las Vegas, Nevada

We have audited the accompanying balance sheet of TerenceNet, Inc. as of December 31, 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TerenceNet, Inc. as of December 31, 2001, and the results of its operations and its cash flows for each of the two years then ended, in conformity with accounting principles generally accepted in the United States.


Malone & Bailey, PLLC
Houston, Texas
www.malone-bailey.com


March 25, 2002



PAGE-32-F1



                      TERENCENET, INC.
                        BALANCE SHEET
                      December 31, 2001

                      ASSETS

Current assets
  Cash                                                     95
  Accounts receivable                                  19,286

    Total current assets                               19,381

Property and equipment, net                             6,684

Investments                                             1,750
                                                       27,815
                                                     --------
       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable                                     10,984
    Total current liabilities                          10,984
                                                     --------
STOCKHOLDERS' EQUITY:
  Preferred stock, $.001 par value, 5,000,000
shares                                                      -
  authorized, no shares issued and outstanding
  Common stock, $.001 par value, 20,000,000 shares
  authorized, 5,350,000 shares issued and               5,350
outstanding
Additional paid in capital                             95,923
Accumulated deficit                                   (74,442)
                                                     ---------
  Total Stockholders' Equity                           26,831
Less: subscriptions receivable                         10,000
                                                     ---------
                                                       16,831
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY             27,815
                                                     =========



       See accompanying summary of accounting policies and notes to financial statements.



PAGE-33-F2



                      TERENCENET, INC.
                   STATEMENT OF OPERATIONS
              For the Years Ended December 31,


                                             2001     2000
                                         ---------------------
Revenues                                    131,109   103,560

Cost and Expenses:
  General and administrative                158,902   146,183
  Depreciation and amortization               2,997       749
                                            161,899   146,932
                                         ---------------------
Loss from operations                       (30,790)  (43,372)

Interest expense                                280         -

Net loss                                   (31,070)  (43,372)
                                         ---------------------
Net loss per share:
  Net loss basic and diluted               $ (0.01)  $ (0.01)
                                         =====================
Weighted average shares outstanding:
  Basic and diluted                       5,350,000  5,350,000
                                         =====================



       See accompanying summary of accounting policies and notes to financial statements.



PAGE-34-F3



                      TERENCENET, INC.
              STATEMENT OF STOCKHOLDERS' EQUITY
            For the Years Ended December 31, 2001



                      Common stock    Additional  Accumulated  Sub.
                                       paid in    defecit      receivable
                                       capital
                     Shares    Amount
                   ------------------------------------------------------
Balance,
December 31, 1999  4,741,500   4,741    35,682         -          -


Transfer of assets
from Florida
corporation to             -       -         -         -          -
Nevada corporation

Issuance of common
stock to for         508,500     509    50,341         -          -
services

Issuance of common
stock                100,000     100     9,900         -    (10,000)

Net loss                   -       -         -   (43,372)         -
                   ------------------------------------------------------
Balance,
December 31, 2000  5,350,000   5,350    95,923   (43,372)   (10,000)


Net loss                   -       -         -   (31,070)         -
                   ------------------------------------------------------
Balance,
December 31, 2001  5,350,000   5,350    95,923   (74,442)   (10,000)
                   ======================================================


       See accompanying summary of accounting policies and notes to financial statements.



PAGE-35-F4



                      TERENCENET, INC.
                   STATEMENT OF CASH FLOWS
              For the Years Ended December 31,


                                             2001      2000
                                           -------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                    (31,070)  (43,372
                                                            )
Adjustments to reconcile net deficit to
cash used by operating activities:
Depreciation and amortization                 2,997       749
Bad debts                                    21,745         -
Common stock for services                         -    50,850
Net change in:
  Accounts receivable                        (3,154)  (7,884)
  Accounts payable                            5,008     5,976
                                           -------------------
CASH FLOWS PROVIDED BY (USED IN) OPERATING
ACTIVITIES                                   (4,474)    6,319
                                           -------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of investments                      (1,750)        -
                                           -------------------
CASH FLOWS USED IN INVESTING ACTIVITIES      (1,750)        -

NET INCREASE (DECREASE) IN CASH              (6,224)    6,319
Cash, beg. of period                          6,319         -
                                           -------------------
Cash, end of period                              95     6,319

SUPPLEMENTAL CASH FLOW INFORMATION
  Interest paid                                 280         -
  Income taxes paid                               -         -

NON-CASH TRANSACTIONS:
  Issuance of common stock for net assets         -    40,423



       See accompanying summary of accounting policies and notes to financial statements.



PAGE-36-F5



                      TERENCENET, INC.
                NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF ACCOUNTING POLICIES

Nature of business

TerenceNet, Inc. referred to as "TerenceNet" was founded as a sole proprietorship in 1996 and incorporated in 1998 under the laws of the state of Florida. TerenceNet transferred its nets assets from the Florida corporation to a Nevada corporation on October 11, 2000. TerenceNet is in the business of providing Internet-based web design services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the balance sheet. Actual results could differ from those estimates.

Cash Equivalents

Cash equivalents include highly liquid, temporary cash investments having original maturity dates of three months or less. For reporting purposes, such cash equivalents are stated at cost plus accrued interest which approximates fair value.

Investments

TerenceNet holds minority equity investments in companies having operations or technology in areas within the Company's strategic focus. TerenceNet accounts for these minority investments under the cost method. Declines in value that are judged to be other than temporary are reported in other income and expense.

Revenue Recognition

Revenues are recorded as services are performed.

Long-lived Assets

Property and equipment are stated at cost less accumulated depreciation. Major renewals and improvements are capitalized; minor replacements, maintenance and repairs are charged to current operations. Depreciation is computed by applying the straight-line method over the estimated useful lives of each asset. TerenceNet performs reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Income Taxes

The  asset  and  liability approach is used to  account  for income taxes by recognizing deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. TerenceNet records a valuation allowance to reduce the deferred tax assets to the amount that is more likely than not to be realized.



PAGE-37-F6



Advertising

TerenceNet  expenses all costs of advertising  as  incurred.
Advertising  costs were $6,027 and $0 for  the  years  ended
December 31, 2001 and 2000, respectively.

Earnings Per Common Share

Basic net loss per share excludes dilution and is computed by dividing net loss by the weighted average number of common shares outstanding for the period presented. Diluted net loss per common share was the same as basic net loss per common share for the period presented since TerenceNet has no potentially dilutive securities and because of TerenceNet's net loss.

Recent Accounting Pronouncements

TerenceNet does not expect the adoption of recently issued accounting pronouncements to have a significant impact on the TerenceNet's results of operations, financial position or cash flow.


NOTE 2 - Property and Equipment

Property  and  equipment  consisted  of  the  following   at
December 31:

                                         2000
                                     ----------
  Office equipment                   $ 10,430
  Less: Accumulated depreciation        3,746
                                     ----------
                                     $  6,684
                                     ==========

Depreciation expense totaled $2,997 and $749 in 2001 and 2000, respectively.


NOTE 3 - INCOME TAXES

For the years ended December 31, 2001 and 2000, TerenceNet has incurred net losses and, therefore, has no tax liability. The net deferred tax asset generated by the loss carry-forward has been fully reserved. The cumulative net operating loss carry-forward is approximately $99,000 at December 31, 2001, and will expire in the years 2020 through 2021.

Deferred  income taxes consist of the following at  December
31,:

                                    2001       2000
  Long-term:                    ----------  ----------
    Deferred tax assets        $  34,000   $  23,000
    Valuation allowance          (34,000)    (23,000)
                                ----------  ----------
                               $       -   $       -
                                ==========  ==========



PAGE-38-F7



NOTE 4 - SHAREHOLDERS EQUITY

Common Stock:

TerenceNet is authorized to issue 20,000,000 common shares of stock at a par value of $0.001 per share and 5,000,000 shares of $.0001 par value preferred stock.

In October 2000, TerenceNet issued 4,741,500 shares of common stock for net assets of $40,423 to its founder and original shareholders.

In October 2000, TerenceNet issued 508,500 shares for services valued at $50,850 or the fair value of the services provided.

In October 2000, TerenceNet issued 100,000 shares for a subscription receivable of $10,000.


NOTE 5 - Major Customers

TerenceNet has two customers that accounted for more than 10% of net sales, and collectively, these customers accounted for 37% and 43% of net sales for the years ended December 31, 2001 and 2000, respectively. The breakdown is as follows at December 31:

  Customer                        2001       2000
  ---------                      --------  ---------
    A                           $ 26,585   $ 28,106
    B                           $ 22,214   $ 16,256


NOTE 6 - COMMITMENTS

TerenceNet is leasing its offices on a month-to-month basis for $475 per month.

Rent  expense  was  $4,753 for the year ended  December  31,
2001.   The  Company  had  no  lease  for  the  period  from
inception through December 31, 2000.


NOTE 7 - SUBSEQUENT EVENT

TerenceNet completed a private placement in March 2002 pursuant to which it sold 1,053,750 shares of its voting common stock at $.10 per share, for a total of $105,375. In connection with the private placement TerenceNet issued 105,375 stock purchase warrants to consultants to purchase shares of TerenceNet common stock at a purchase price of $0.11. The warrants expiring in March 2005.





PAGE-39-F8



                PART III - ITEM 1.  EXHIBITS


Item 3

     1.  Articles of Incorporation of TerenceNet, Inc., a
     Nevada Corporation
     2.  By-laws of TerenceNet, Inc., a Nevada Corporation

Item 4

     1 Form of common stock Certificate of the TerenceNet, Inc. (1)


Item 23

     1  Consent of  Malone and Bailey, CPA.

  All  other  Exhibits called for by Rule 601 of  Regulation
SB-2 are not applicable to this filing.

(1) Information pertaining to our common stock is contained in our Articles of Incorporation and By-Laws.

                         SIGNATURES

     In   accordance  with  Section  12  of  the  Securities
Exchange   Act   of   1934,  the  registrant   caused   this
registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                TerenceNet, Inc. (Registrant)

Date:     April 3, 2002


By:        /s/ Terence Channon
          ----------------------
     Terence Channon, President and Principal Executive,
Principal Financial and Principal Accounting Officers



PAGE-40-